Filed Pursuant to Rule 433
Registration No. 333-252342

Term Sheet

September 6, 2023

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	5.600% Medium-Term Notes, Series B due September 11, 2025
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TKZ7 / US89236TKZ74
Trade Date:	September 6, 2023
Original Issue Date:	September 11, 2023 (T+3)
Stated Maturity Date:	September 11, 2025
Principal Amount:	$600,000,000
Benchmark Treasury:	UST 5.000% due August 31, 2025
Treasury Yield:	5.029%
Spread to Treasury:	+58 basis points
Price to Public:	99.983%
Underwriting Discount:	0.150%
Net Proceeds to Issuer:	99.833% / $598,998,000
Coupon:	5.600% per annum
Yield:	5.609%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each March 11 and September 11, beginning on March 11, 2024 and ending on the Stated Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law: Minimum Denominations:	New York $2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Lloyds Securities Inc. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC C.L. King & Associates, Inc. ING Financial Markets LLC Loop Capital Markets LLC Multi-Bank Securities, Inc. Nomura Securities International, Inc.
DTC Number:	#0773
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $400,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due September 11, 2025 and (ii) $750,000,000 aggregate principal amount of 5.250% Medium-Term Notes, Series B due September 11, 2028 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Lloyds Securities Inc. collect at 1-212-930-5000, Mizuho Securities USA LLC toll-free at 1-866-271-7403 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.